Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Aetna Inc.:

We consent to the incorporation by reference in the registration statement (No. 333‑188814) on Form S-8 of Aetna Inc. of our report dated June 28, 2013, with respect to the Statement of Net Assets Available for Benefits of Coventry Health Care, Inc. Retirement Savings Plan as of December 31, 2012, the related Statement of Changes in Net Assets Available for Benefits for the year then ended and the related notes to the financial statements and the supplemental schedules Schedule H, line 4i - Schedule of Assets (Held at End of Year) and Schedule H, Line 4j - Schedule of Reportable Transactions as of December 31, 2012, which report appears in the Annual Report on Form 11-K of Coventry Health Care, Inc. Retirement Savings Plan for the fiscal year ended December 31, 2012.

/s/ KPMG LLP

Hartford, Connecticut
June 28, 2013